Exhibit 99.1

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base date: 12.31.2016

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or “CVM Instruction 480” and following its updates)

Identification	Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Investor Relations Office	The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Alexsandro Broedel Lopes. The phone number of the Investor Relations Department is (0xx11) 2794 3547 , fax is (0xx11) 5019 8717 and e-mail is investor.relations@itau-unibanco.com.br.

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2016, 12/31/2015 and 12/31/2014.

Underwriter	Itaú Corretora de Valores S.A.

Shareholders Service	The Issuer’s Shareholders’ Service is provided at the branches of Itaú Unibanco S.A., of which the head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Newspapers in which the Company divulges its information	Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and Valor Econômico.

Website	https://www.itau.com.br/investor-relations Information included in the Company’s website is not an integral part of this Reference Form.

Date of last review of this Reference Form	11/10/2017

Historical resubmission

Version	Reasons for resubmission	Date of update

V2	Update in items 9.1, 12.5, 12.6, 12.7, 12.8, 12.13 and 18.7	06/12/2017

V3	Update in items 10.3, 12.5 and 12.6.	06/26/2017

V4	Update in items 10.3, 10.8, 11.1, 11.2, 12.5/12.6, 12.7, 15.1/15.2, 15.3, 15.4, 15.7, 15.8, 19.2 and 19.3.	07/31/2017

V5	Update in items 12.5/6, 12.7/8, 15.1, 15.2, 15.3, 15.4, 15.8, 19.1, 19.2, 19.3	09/12/2017

V6	Update in items 3.4, 10.3, 10.8, 12.1, 12.5/6, 12.7/8, 12.13, 15.7	10/09/2017

V7	Update in items 1.2, 1.3, 12.1, 12.5/6, 12.7/8, 21.1	10/11/2017

V8	Update in items 10.3, 10.8, 11.1, 12.1, 12.5/6, 12.7/8 and 15.7	10/30/2017

V9	Update in items 12.1, 12.5/6 and 12.13.	11/10/2017

ITEM 12 - STOCKHOLDERS’ MEETINGS AND MANAGEMENT

12.1. Describe the issuer’s administrative structure, as established in its Bylaws and internal rules, identifying:

a) the functions of each body and committee, informing if they have their own internal regulation

a.1 Board of Directors

The Board of Directors, which is a decision-making body, is mandatory in a publicly-held company. It is incumbent upon the Board of Directors to:

•	establish the business general guidelines;

•	elect for and remove from office the Issuer’s officers and establish their duties;

•	appoint officers to the Executive Boards of the subsidiaries it specifies;

•	supervise the performance of the officers and examine, at any time, books and records, request information on contracts already entered into or to be entered into, and take any other actions;

•	call Annual General Stockholders’ Meetings at least fifteen (15) days in advance and the number of days will be counted from the publication of the first call;

•	opine on the management report, the accounts of the Executive Board and the financial statements for each fiscal year to be submitted to the Annual General Stockholders’ Meeting;

•	resolve upon estimates of results and budgets for investments and respective action plans;

•	appoint and remove independent auditors, without prejudice to the provisions in Article 7 of the Issuer’s Bylaws;

•	resolve upon the distribution of interim dividends, including to the retained earnings or existing revenue reserve accounts contained in the most recent annual or semiannual balance sheet;

•	resolve upon the payment of interest on capital;

•	resolve upon the purchase of its own shares on a non-permanent basis;

•	resolve upon the purchase and entry of put and call options supported by the shares issued by the company for the purposes of cancellation, holding in treasury or sale, subject to CVM Instruction No. 567 of September 17, 2015, as amended;

•	resolve upon the establishment of committees to address specific matters within the scope of the Board of Directors;

•	elect and remove the members of the Audit Committee and Compensation Committee;

•	approve the operational rules that the Audit and Compensation committees may establish for their own operations and acknowledge the committees’ activities through their reports;

•	approve direct or indirect investments and divestments in ownership interests at amounts higher than 15% of the book value of Itaú Unibanco Holding recorded in the most recent audited balance sheet; and

•	resolve upon capital increases and issue of credit instruments and other instruments convertible into shares, within the limit of our authorized capital.

The Board of Directors is composed of a minimum of ten and a maximum of fourteen members. In the first meeting after the Annual General Stockholders’ Meeting that elects the Board, the latter will choose, among its peers, its Chairman or two Co-Chairmen, and it may also have up to three Vice-Chairmen. No individual who is 70 (seventy) years of age on the date of his/her election may be elected to the position of Board member.

The structure, composition and powers of the Board of Directors are included in the bylaws and its operating rules are established in its own internal regulation, disclosed on the investor relations website.

a.2 Executive Board

The operational and executive duties are the responsibility of the Executive Board, which will follow the guidelines established by the Board of Directors.

The Executive Board is the body responsible for the management and representation of the Issuer, and it may have from five to thirty members, including the positions of Chief Executive Officer, Executive Vice-Presidents, Executive Officers and Officers, in compliance with the guidelines established by the Board of Directors for filling these positions.

The term of office for Officers is one year, their reelection being permitted, and they will remain in the positions until their substitutes take office, and (i) those who are already 62 years of age on the date of the election may not be elected for the position of Chief Executive Officer, and (ii) those who are already 60 years of age on the date of the election may not be elected for other Executive Board positions.

Two officers, one of whom will necessarily be the Chief Executive Officer, Director General, Executive Vice President or Executive Officer, will have powers to: (i) represent us, assuming obligations or exercising rights in any act, agreement or document that implies responsibility for Itaú Unibanco Holding, including offering guarantees for third parties' obligations, and (ii) compromise and waive rights, being also allowed to encumber and dispose of fixed asset items; (iii) resolve upon the establishment, closing and move of facilities; and (iv) appoint attorneys.

Exceptionally, Itaú Unibanco Holding could be represented by a single attorney-in-fact: (i) before any government body, direct or indirect, in acts that do not imply the assumption or waiver of rights and obligations; (ii) with power of attorney with ad judicia clause; (iii) at stockholders’ meetings, stockholders’ or quotaholders’ meetings of companies or investment funds in which we have interests. The Board of Directors may also provide for or establish exceptions in addition to those previously provided for.

a.3 Committees related to the Board of Directors

Each one of the Committees related to the Board of Directors has its own internal regulation contemplating its structure, composition, powers and operating rules. All regulations are disclosed on the investor relations website.

a.3.1 Strategy Committee

The Strategy Committee is responsible for promoting discussions on strategic matters critical to us. It is incumbent upon the Strategy Committee, among other duties, to support the decisions of the Board of Directors, proposing budget guidelines and issuing opinions and recommendations on strategic guidelines and investment opportunities.

a.3.2 Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is responsible for promoting and overseeing the discussions on our governance. Its duties include, but are not limited to: analyzing and issuing opinions on situations of possible conflict of interest between the members of the Board of Directors and the companies of the Conglomerate; providing methodological and procedural support to the evaluation of the Board of Directors, members, Committees and Chief Executive Officer, and discussions on the succession of the members of the Board of Directors and of the Chief Executive

Officer, as well as making recommendations on this matter.

a.3.3 Personnel Committee

The Personnel Committee is responsible for determining the main guidelines regarding people. Its duties include, but are not limited to, determining the guidelines for the attraction and retention of talented professionals, recruitment and training, and for our long-term incentive programs.

a.3.4 Compensation Committee

It is incumbent upon the Compensation Committee to promote discussions on matters related to our management compensation. Its duties include, but are not limited to: developing a policy for the compensation of our management, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and programs for recruitment and termination; discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of the compensation policy for our employees and recommending improvements to the Board of Directors.

.

a.3.5 Capital and Risk Management Committee

The Capital and Risk Management Committee is responsible for supporting the Board of Directors to perform its duties related to our capital and risk management, submitting reports and recommendations about these matters to the approval of the board: Its duties include, but are not limited to: determining our risk appetite, the minimum return expected on our capital and overseeing risk management and control activities, aimed at ensuring their adequacy to the risk levels assumed and to the complexity of the operations, in addition to meeting regulatory requirements. The Capital and Risk Management Committee is also responsible for promoting and improving our risk culture.

a.3.6 Audit Committee

The Audit Committee is responsible for overseeing the quality and integrity of the financial statements, the compliance with legal and regulatory requirements, the performance, independence and quality of the services provided by our independent auditors and of the work performed by our internal auditors, and the quality and effectiveness of the internal control and risk management systems. Set up in April 2004 by the Annual General Stockholders’ Meeting, it is the single one for institutions authorized to operate by the Central Bank and for companies overseen by SUSEP that are part of the Conglomerate.

The members of the Audit Committee are annually elected by the Board of Directors from among its members or professionals with renowned competence and outstanding knowledge, taking into consideration that at least one of the members of this Committee will be a designated Financial Expert and must have proven knowledge in the accounting and auditing areas. All the members of the Audit Committee are independent, in accordance with CMN regulation, and the Board of Directors will terminate the term of office of any member of the Audit Committee if their independence is affected by any conflict of interest or potential conflict of interest. The evaluations of the Audit Committee are based on information received from management, external auditors, internal auditors, departments responsible for risk management and internal controls, and on analyses made by the members of the Committee as a result of direct observation.

a.3.7 Related Parties Committee

The Related Parties Committee is responsible for analyzing the transactions with related parties, in the situations specified in our Related Party Transactions Policy, aiming at ensuring that these transactions are carried out transparently and on arm’s length terms. The Related Parties Committee is fully composed of independent members.

a.4. Fiscal Council

The Fiscal Council is an independent body, annually elected by the Annual General Stockholders’ Meeting, and its duties are to oversee the activities of our management, examine our financial statements as of the fiscal year and issue an opinion on these financial statements, among other duties provided for by Brazilian legislation. It comprises from three to five members and at least the same number of alternates. The Fiscal Council must work independently from management, our external auditors and the Audit Committee.

Although its permanent existence is not legally compulsory, we have a Fiscal Council established and operating on a continuous basis since 2000.

The Fiscal Council has its own internal regulation, including tis structure, composition, duties and operation rules, which are disclosed on the investor relations website.

a.5. Internal Audit

The Internal Audit area’s purpose is to evaluate the activities carried out by the Conglomerate, through audit techniques, thus enabling the Management to assess the adequacy of controls, effectiveness of risk management, reliability of financial statements and compliance with rules and regulations. This area is in place since the incorporation of the bank, then known as the Inspection area, which was later segregated into Internal Audit and Inspection areas.

The Internal Audit area adopts a proprietary methodology, approved by the Audit Committee, to carry out its activities. This methodology is internally disclosed to auditors and its adoption is mandatory to all Internal Audit units of the Conglomerate. Furthermore, it is in line with the international standards for the internal auditor’s profession disclosed by The Institute of Internal Auditors (The IIA).

b)    the date of the establishment of the fiscal council, if not permanent, and of the creation of committees

•	Fiscal Council: 04/19/2017 (the Fiscal Council has been established annually, without interruption, since 04/24/2000);

•	Audit Committee: 04/28/2004;

•	Strategy Committee: 06/24/2009;

•	Capital and Risk Management Committee 06/24/2009;

•	Nomination and Corporate Governance Committee: 06/24/2009;

•	Personnel Committee: 06/24/2009;

•	Compensation Committee: 02/17/2011; and

•	Related Parties Committee 03/28/2013.

c)    mechanisms for assessing the performance of each body or committee and its members, identifying the method used

Annual evaluation of the Board of Directors and Committees

The performance of the Board of Directors, its members and its Chairman (or Co-chairmen), as well as of the Committees related thereto, is assessed on an annual basis for the purpose of ensuring that the performance of our management members, in compliance with the best practices of corporate governance.

The reelection of the members of the Board of Directors and Committees considers their good performance in the period and attendance to meetings during the previous term of office, as well as their experience and level of independence.

Evaluation process

The evaluation process consists in the following phases: self-evaluation of the members of the Board of Directors, cross evaluation of the members of the Board of Directors (the members evaluate each other), evaluation of the Board of Directors itself by its members, evaluation of the Chairman (or Co-Chairmen) of the Board by its members and evaluation of the Committees by its members.

The evaluation process is structured considering the specific characteristics/responsibilities of the Board of Directors, its members, its Chairman (or Co-Chairmen) and each one of the Committees, in order to reach a high level of specialization during the evaluation.

The evaluation process is carried out by an independent person, responsible for distributing specific questionnaires for the Board of Directors and each one of the Committees, as well as for interviewing each member of the Board of Directors individually. The person is also responsible for analyzing the answers and compared them to the result of the previous years, to identify and address possible gaps related to the Board of Directors and the Committees that may be revealed in the process.

Methodological support and independent evaluation

The Nomination and Corporate Governance Committee offers methodological and procedural support to the evaluation process, as mentioned in item 2.3.2. This Committee also discusses the results of the evaluation, as well as the composition and succession plan of the Board of Directors.

In addition to the support provided by the Nomination and Corporate Governance Committee, an independent person is responsible for conducting the assessment process, as mentioned in the “Evaluation process item”.

Evaluation of the Executive Board

Our officers undergo a thorough and comprehensive evaluation, in which the following performance indicators are considered: financial, processes, client satisfaction, people management, and cross goals with other areas.

d) with respect to the members of the executive board, their individual duties and powers

The Chief Executive Officer is responsible for calling and chairing the meetings of the Executive Board, overseeing its activities, structuring the services of the company and setting internal and operational rules.

General Managers, Executive Vice Presidents, Executive Officers and Officers are responsible for activities assigned to them by the Board of Directors.

The composition of our Executive Board, as well as the individual duties of each officer, is as follows.

Chief Executive Officer

Candido Botelho Bracher is our Chief Executive Officer and he is responsible for overseeing the activities of the Executive Board.

General Managers

Eduardo Mazzilli de Vassimon is responsible for structuring the services and establishing internal and operational rules related to the departments of wholesale and relationship with medium-sized and large companies, including banking services, investment banking, asset and wealth management services, and institutional treasury. Before the Central Bank of Brazil, he is responsible for the rural credit area (CMN Resolution No. 3,556/08), matters related to the Brazilian Payment System (Sistema de Pagamentos Brasileiro – “SPB”) (BACEN Circular No. 3,281/05), investment portfolio (CMN Resolution No. 2,212/95), repurchase agreements (CMN Resolution No. 3,339/06), loan and securities exchange operations (CMN Resolution No. 3,197/04), swap operations (CMN Resolution No. 3,505/07), and registration of credit assignment operations (CMN Resolution No. 3,998/11). Additionally, he is responsible for operations with securities in regulated markets (Instruction No. 505/11 of the Brazilian Securities Commission - CVM).

Márcio de Andrade Schettini is responsible for structuring services and establishing internal and operational rules related to the Commercial Bank, to relationship and offer of products and services to the client base, including individuals and companies, comprised in all retail segmentation levels, and to the insurance and capitalization departments. Before the Central Bank of Brazil, he is responsible for the client registration file of the National Financial System - SFN (BACEN Circular No. 3,347/07), for the commercial portfolio, lease portfolio, mortgage portfolio, and loan, financing and investment portfolios (CMN Resolution No. 2,212/95), deposit accounts (CMN Resolutions No. 2,025/93 and 2,078/04), operations related to the foreign exchange market (CMN Resolution No. 3,568/08), and registration of guarantees on vehicles, real estate properties (CMN Resolution No. 4,088/12) and matters related to SELIC – BACEN Circular No. 3,808/16.

Vice-Presidents

André Sapoznik is responsible for coordinating and organizing the technical and operational infrastructure that is necessary for the Company’s business.

Caio Ibrahim David is responsible for the control and risk management department, the finance segment and controller’s department. Before the Central Bank of Brazil he is responsable by Risk Management (Chief Risk Officer) – CMN Resolution 4,557/17.

Claudia Politanski is responsible for the legal, ombudsman’s, personnel, corporate communication, and institutional and government relations departments.

Executive Officers

Alexsandro Broedel Lopes is our Investor Relations Officer (CVM Resolution No. 480/2009) and he is mainly responsible for the communications with the market and the increase of the transparency of the financial and strategic information. He also works in the finance department. Before the Central Bank of Brazil, he is responsible for supplying information related to loan transactions to the Credit Information System (BACEN Circular No. 3,567/11), updating data in the UNICAD (BACEN Circular No. 3,165/02) and for the accounting department (CMN Resolution No. 3,198/04).

Fernando Barçante Tostes Malta is responsible for the Internal Controls, Operational Risks and Compliance Executive Board.

Leila Cristiane Barboza Braga de Melo is responsible for the Legal Department, which comprises Litigation, Retail Legal Matters, Wholesale Legal Matters, and Institutional and International Legal Matters, as well as the Ombudsman’s Office; she is also the responsible officer before the Central Bank for the RDR System - System of Registration of Complaints and Requests (BACEN Circular No. 3.729/14).

Paulo Sérgio Miron is responsible for the internal audit division.

Officers

Adriano Cabral Volpini is responsible for preventing and combating money laundering (Law No. 9,613/98 and regulations).

Álvaro Felipe Rizzi Rodrigues, José Virgilio Vita Neto, and Sergio Mychkis Goldstein are responsible for activities in the legal department.

Andre Balestrin Cestare is the representative of the Finance Department.

Atilio Luiz Magila Albiero Júnior is the representative of Operations and Payments

Eduardo Hiroyuki Miyaki is responsible for the control of the operational risk (CMN Resolution No. 3,380/06) and internal control and procedures related to trading of securities in regulated markets (CVM Instruction No. 505/11).

Emerson Macedo Bortoloto (Retail, WMS), Renato Barbosa do Nascimento (Wholesale and Foreign Units), and Tom Gouvêa Gerth (Technology and Operations) are responsible for the internal audit activities (Retail, WMS, Wholesale, Foreign Units, Technology and Operations).

Gilberto Frussa is responsible for the activities of the Corporate Compliance Executive Board, acting as CCO (Chief Compliance Officer). Before the Central Bank, he is responsible for providing information (BACEN Circular No. 3,504/10), environmental and social responsibility (CMN Resolution No. 4,327/14), adjustment of products, services and operations to the client’s profile (CVM Instruction No. 539/13), and institutional policy of relationships with clients and users of financial products and services (CMN Resolution No. 4,539/16).

Matias Granata is responsible for credit risk management (CMN Resolution No. 3,721/09).

Rodrigo Luís Rosa Couto is responsible, before the Central Bank of Brazil, for determining the RWA, Referential Equity and Core Capital amounts (CMN Resolution No. 4,193/13), managing capital risk (CMN Resolution No. 3,988/11 and 4,557/17), recovery planning (CMN Resolution No. 4,502/16) and calculating regulatory limits and minimum standards (BACEN Circular No. 3,398/08).

Tatiana Grecco is responsible for liquidity risk management (CMN Resolution No. 4,090/12) and market risk (CMN Resolution No. 3,464/07).

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Claudia Politanski	08/31/1970	A Board of Officers’ member only	04/27/2017	Annual	9
132.874.158-32	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Vice-President
Andre Balestrin Cestare	06/08/1978	A Board of Directors’ member only	09/28/2017	Annual	0
213.634.648-25	Engineer	19 - Other officers	11/06/2017	Yes	0.00%
Not applicable.
Renato Barbosa do Nascimento	10/28/1971	A Board of Directors’ member only	09/28/2017	Annual	0
161.373.518-90	Accountant	19 - Other officers	11/06/2017	Yes	0.00%
Not applicable.
Tom Gouvêa Gerth	08/29/1975	A Board of Directors’ member only	09/28/2017	Annual	0
256.166.718-94	Administrator and Accountant	19 - Other officers	11/06/2017	Yes	0.00%
Not applicable.
Alexsandro Broedel Lopes	10/05/1974	A Board of Officers’ member only	04/27/2017	Annual	4
031.212.717-09	Accountant	19 - Other officers	06/01/2017	No	0.00%
Chairman of the Disclosure and Trading Committee Investor Relations Officer		Executive Officer
Tatiana Grecco	08/31/1973	A Board of Officers’ member only	04/27/2017	Annual	0
167.629.258-63	Technologist in construction	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Rodrigo Luís Rosa Couto	08/08/1975	A Board of Officers’ member only	04/27/2017	Annual	6
882.947.650-15	Administrator	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Matias Granata	06/17/1974	A Board of Officers’ member only	04/27/2017	Annual	3
228.724.568-56	Economist	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Adriano Cabral Volpini	12/06/1972	A Board of Officers’ member only	04/27/2017	Annual	3
162.572.558-21	Administrator	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Álvaro Felipe Rizzi Rodrigues	03/28/1977	A Board of Officers’ member only	04/27/2017	Annual	3
166.644.028-07	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Member of the Disclosure and Trading Committee		Officer
José Virgilio Vita Neto	09/13/1978	A Board of Officers’ member only	04/27/2017	Annual	3
223.403.628-30	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Paulo Sergio Miron	07/26/1966	A Board of Officers’ member only	04/27/2017	Annual	2
076.444.278-30	Accountant and Economist	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Executive Officer
Leila Cristiane Barboza Braga de Melo	10/04/1971	A Board of Officers’ member only	04/27/2017	Annual	3
153.451.838-05	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Member of the Disclosure and Trading Committee		Executive Officer

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Márcio de Andrade Schettini	05/22/1964	A Board of Officers’ member only	04/27/2017	Annual	2
662.031.207-15	Engineer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		General Director
Marco Ambrogio Crespi Bonomi	05/06/1956	A Board of Officers’ member only	04/19/2017	Annual	0
700.536.698-00	Economist	29 - Other officers	06/01/2017	Yes	0.00%
Member of the Appointments and Corporate Governance Committee		Director-General
Member of the Personnel Committee		Member of the Board of Directors (non-executive director)
Emerson Macedo Bortoloto	07/25/1977	A Board of Officers’ member only	04/27/2017	Annual	6
186.130.758-60	Information Technologist	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Eduardo Hiroyuki Miyaki	06/11/1972	A Board of Officers’ member only	04/27/2017	Annual	6
159.822.728-92	Engineer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Fernando Barçante Tostes Malta	04/14/1968	A Board of Officers’ member only	04/27/2017	Annual	1
992.648.037-34	Systems Analyst	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Executive Officer
André Sapoznik	02/24/1972	A Board of Officers’ member only	04/27/2017	Annual	1
165.085.128-62	Engineer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Director Vice-President
Caio Ibrahim David	01/20/1968	A Board of Officers’ member only	04/27/2017	Annual	1
101.398.578-85	Engineer	19 - Other officers	06/01/2017	No	0.00%
Member of the Disclosure and Trading Committee		Director Vice-President

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Atilio Luiz Magila Albiero Junior	12/24/1977	A Board of Officers’ member only	04/27/2017	Annual	1
213.021.358-80	Engineer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Gilberto Frussa	10/20/1966	A Board of Officers’ member only	04/27/2017	Annual	1
127.235.568-32	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Sergio Mychkis Goldstein	11/12/1977	A Board of Officers’ member only	04/27/2017	Annual	1
282.310.718-57	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Eduardo Mazzilli de Vassimon	10/07/1958	A Board of Officers’ member only	04/27/2017	Annual	5
033.540.748-09	Administrator	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		General Director

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Fábio Colletti Barbosa	10/03/1954	A Board of Directors’ member only	04/19/2017	Annual	2
771.733.258-20	Administrator	06/01/2017		Yes	100%
Member of the Personnel Committee		29 - Other Board members
Member of the Appointments and Corporate		Member of the Board of Directors (independent director)
Governance Committee
Member of the Strategy Committee
Chairman of the Related Parties Committee
Gustavo Jorge Laboissière Loyola	12/19/1952	A Board of Directors’ member only	04/19/2017	Annual	9
101.942.071-53	Economist	29 - Other Board members	06/01/2017	Yes	100.00%
Chairman of the Audit Committee		Member of the Board of Directors (independent director)
Member of Compensation Committee
Member of the Related Parties Committee

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
José Galló	09/11/1951	A Board of Directors’ member only	04/19/2017	Annual	1
032.767.670-15	Administrator	29 - Other Board members	06/01/2017	Yes	90.91%
Member of Personnel Committee		Member of the Board of Directors (independent director)
Pedro Luiz Bodin de Moraes	07/13/1956	A Board of Directors’ member only	04/19/2017	Annual	9
548.346.867-87	Economist	29 - Other Board members	06/01/2017	Yes	72.73%
Chairman of the Capital and Risk Management Committee
Member Member of the Compensation Committee
Member of the Board of Directors (independent director)
Member of the Related Parties Committee

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Pedro Moreira Salles	10/20/1959	A Board of Directors’ member only	04/19/2017	Annual	9
551.222.567-72	Banker	29 - Other Board members 06/01/2017	06/01/2017	Yes	100.00%
Member of the Strategy Committee		Chairman of the Board of Directors (non-executive director)
Chairman of the Appointments and Corporate Governance Committee
Chairman of the Personnel Committee
Member of the Compensation Committee
Ricardo Villela Marino	01/28/1974	A Board of Directors’ member only	04/19/2017	Annual	9
252.398.288-90	Engineer	29 - Other Board members	06/01/2017	Yes	100%
Member of the Strategy Committee		Member of the Board of Directors (executive director)

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Alfredo Egydio Setubal	09/01/1958	A Board of Directors’ member only	04/19/2017	Annual	9
014.414.218-07	Administrator	29 - Other Board members	06/01/2017	Yes	100%
Member of the Personnel Committee		Member of the Board of Directors (non-executive director)
Member of the Appointments and Corporate Governance Committee
Member of the Disclosure and Trading Committee
Candido Botelho Bracher	12/05/1958	A Board of Directors’ member only	04/27/2017	Annual	9
039.690.188-38	Administrator	19 - Other Board Officers	06/01/2017	No	0.00%
Not applicable.		Director-General
Roberto Egydio Setubal	10/13/1954	A Board of Directors’ member only	04/19/2017	Annual	9
007.738.228-52	Engineer	29 - Other Board members	06/01/2017	Yes	100%
Member of the Capital and Risk Management Committee		Cochairman of the Board of Directors (non executive director)
Member of the Strategy Committee
Chairman of the Compensation Committee

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Amos Genish	10/26/1960	A Board of Directors’ member only	04/19/2017	Annual	0
009.194.169-50	Economist	29 - Other Board members	06/01/2017	Yes	0.00%
Member of the Compensation Committee		Member of the Board of Directors (executive director)
Geraldo José Carbone	08/02/1956	A Board of Directors’ member only	04/19/2017	Annual	0
952.589.818-00	Economist	29 - Other Board members	06/01/2017	Yes	0.00%
Member of the Capital and Risk Management Committee.		Member of the Board of Directors (non-executive director)
Member of the Appointments and Corporate Governance Committee.
João Moreira Salles	04/11/1981	A Board of Directors’ member only	04/19/2017	Annual	0
295.520.008-58	Economist	29 - Other Board members	06/01/2017	Yes	0.00%
Member of the Strategy Committee.		Member of the Board of Directors (executive director)
Alkimar Ribeiro Moura	08/09/1941	Fiscal Council	04/19/2017	Annual	1
		40 – Fiscal Council (Effective)
031.077.288-53	Economist	Nominated by the Controlling Stockholder	06/14/2017	Yes	100.00%
Not applicable.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Reinaldo Guerreiro	02/10/1953	Fiscal Council	04/19/2017	Annual	0
		46 - Fiscal Council (Alternate)
503.946.658-72	Accountant	Nominated by the Controlling Stockholder	06/01/2017	Yes	0.00%
Not applicable.
Eduardo Azevedo do Valle	05/24/1957	Fiscal Council	04/19/2017	Annual	1
		47 - Fiscal Council (Alternate)
598.809.967-04	Engineer	Nominated by the Preferred Stockholders	06/01/2017	No	0.00%
Not applicable.
Carlos Roberto de Albuquerque Sá	01/31/1950	Fiscal Council	04/19/2017	Annual	2
		44 - Fiscal Council (Effective)
212.107.217-91	Economist	Nominated by the Preferred Stockholders	06/01/2017	No	100.00%
Not applicable.
João Costa	08/10/1950	Fiscal Council	04/19/2017	Annual	8
		46 - Fiscal Council (Alternate)
476.511.728-68	Economist	Nominated by the Controlling Stockholder	06/01/2017	Yes	0.00%
Not applicable.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
José Caruso Cruz Henriques	12/31/1947	Fiscal Council	04/19/2017	Annual	6
		43 - Chairman of Fiscal Council
372.202.688-15	Lawyer	(Effective) Nominated by the Controlling Stockholder	06/14/2017	Yes	100.00%
Not applicable.

Claudia Politanski - 132.874.158-32

Itaú Unibanco Holding S.A.: Vice-President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee since April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-President since July 2013; Executive Officer from February 2010 to July 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel Lopes - 031.212.717-09

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Itaú Unibanco Holding S.A.: Executive Officer since April 2015, and Officer from August 2012 to March 2015; Invetor Relations Officer since October 2017; member of the Disclosure and Trading Committee since October 2013, being Chairman since October 2017, in addition to a management position in other subsidiaries of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activities of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012; Investor Relations Officer since October 2017.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012; Investor Relations Officer since October 2017.

Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and PhD programs. Main activity: Educational institution.

Brazilian Securities Commission (CVM): Commissioner from 2010 to 2012.

Main activity of the company: General public administration.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm.

BM&F Bovespa S.A.: member of the Audit Committee in 2012. Main activity of the company: Regulatory body.

CETIP S.A. - Mercados Organizados (CETIP S.A. – The Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors since May 2013. Main activity of the company: Organized over-the-counter markets managing company.

Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB): member since 2010.

IRB Brasil Resseguros: member of the Board of Directors since 2015.

International Integrated Reporting Committee – IIRC: member since 2014

FEA-USP: full professor.

EAESP-FGV: professor from 2001 to 2002.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Manchester Business School: professor in 2005.

London School of Economics: visiting professor.

Academic background: PhD in Accounting and Finance – Manchester Business School (2008); PhD in Controllership and Accounting from Universidade de São Paulo (USP) (2001); Bachelor’s degree in Accounting (1997) from Universidade de São Paulo (USP); and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rodrigo Luís Rosa Couto - 882.947.650-15

Itaú Unibanco Holding S.A.: Officer since January 2012; Superintendent of Corporate Risk from February 2008 to December 2011.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Officer since June 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since January 2014.

Main activity of the company: Lease operations.

Itaú Unibanco S.A.: Officer since December 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

McKinsey & Company: Associate from September 2005 to February 2008.

Central Bank of Brazil: Inspector from 1998 to 2003.

Financial Stability Institute of the BIS: did an internship when he took part in the development, and was a member of the teaching staff of a development course for banking supervisors of worldwide regulatory authorities from April to June 2003.

Academic background: Bachelor’s degree in Administration majoring in Finance from Universidade Federal do Rio Grande do Sul (1993-1997), and Master’s degree in Business Administration, Finance Major from The Wharton School, University of Pennsylvania (2003-2005).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Reinaldo Guerreiro – 503.946.658-72

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since June 2017.

Main activity of the company: Holding company.

Petrobrás Distribuidora S.A.: Member of the Board of Directors since 2016; member of the Strategy Committee since 2016.

Main activity of the company: Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company.

Petróleo Brasileiro S.A.: Member of the Strategy Committee since 2016.

IBGC - Instituto Brasileiro de Governança Corporativa: Member of the Board of Directors since 2009.

Main activity of the company: Associations for the defense of social rights.

FUSP - Fundação de Apoio a Universidade de São Paulo (Foundation for the Support to Universidade de São Paulo): Member of the Fiscal Council (from 2004 to 2016). Main activity of the company: Higher education – graduate and extensions courses.

Cia. de Saneamento Básico do Estado de São Paulo - SABESP: Member of the Board of Directors since 2007; independent member of the Audit Committee (from 2007 to 2017).

Main activity of the company: Water collection, treatment and distribution.

Fipecafi - Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (Institute for Accounting, Actuarial and Financial Research Foundation): Permanent member of the Board of Trustees and Research Officer.

Main activity of the company: Higher education – undergraduate and graduate courses.

(FEA-USP) School of Economics, Business Administration and Accounting from Universidade de São Paulo: Full Professor; Congregation Member; Head of the Accounting Department in two terms of office; Principal (from July 2010 to July 2014).

Main activity of the company: Higher education – undergraduate and graduate courses.

Academic background: Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting from Universidade de São Paulo (FEAUSP) (1977); Master’s degree in Accounting from FEA-USP (1985); PhD in Comptrollership from FEA-USP (1990); Post-Doctoral degree in Comptrollership and Accounting from FEA-USP (1995).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Moreira Salles – 295.520.008-58

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017. Member of the Strategy Committee since May 2017.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003).

Main activity of the company: Multiple-service banking, with commercial portfolio.

Iupar - Itaú Unibanco Participações S.A.: Member of the Board of Directors since 2015.

Main activity of the company: Holding company.

Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position).

Since 2013, co-responsible for the management of BW Gestão de Investimentos (BWGI) and member of the Investment (CO-CIO), Risk and Operations committees; member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring other BWSA’s subsidiaries.

Main activity of the company: Holding company of non-financial institutions.

Cambuhy Investimentos: Partner since 2013; member of the Investment Committee since 2013; member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 and 2017.

Main activity of the company: Consulting on business management.

J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013).

ForeSee Asset Management, SP, Brasil: Chief Economist (from 2003 to 2005).

Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and PhD in Economics from Universidade de São Paulo, FEA, SP, Brazil (2012).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Geraldo José Carbone – 952.589.818-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; Member of the Board of Directors from August 2006 to April 2008; Member of the Capital and Risk Management Committee and Appointments and Corporate Governance Committee since May, 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Executive Vice-President from April 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Banco Itaubank S.A.: Executive Vice-President from April 2009 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Vida e Previdência S.A.: Executive Vice-President from March 2009 to March 2011.

Main activity of the company: Life insurance

G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011.

Main activity of the company: Consulting on business management, except specific technical consultancy.

GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011.

Main activity of the company: Holding company of non-financial institutions.

Bank Boston: President from July 1997 to August 2006; Vice-President of the Asset Management Division from 1994 to 1997; Director of the Department of Economics and Investment Research Unit in Brazil from 1991 to 1994.

Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge y Born: Chief Economist from 1982 to 1987.

Academic background: Bachelor´s degree in Economics from Universidade de São Paulo in 1978.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Amos Genish – 009.194.169-50

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent director); Member of the Personnel Committee since May 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Telefônica Brasil S.A.: Chief Executive Officer (May 2015 to November 2016); member of the Board of Directors (May 2015 to January 2017).

Global Village Telecom S.A.: Chief Executive Officer (1999 to 2015).

Vivendi S.A.: Member of the Management Board (2011 to 2012).

Amos has a long experience in the High Technology and Telecommunications sectors. He was Chief Executive Officer of Edunetics Ltd. (1995 to 1996), a software systems company with shares traded on NASDAQ until 1996, when it was purchased by National Education Corporation.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

He held management positions in the Sindicato Nacional das Empresas de Telefonia e de Serviço Social Móvel Celular e Pessoal - SINDITELEBRASIL (National Association of Telephone and Mobile Services Companies), Innoweb Ltda., POP Internet Ltda. and GVT Participações S.A.

Amos was a member of the founding team of GVT in 1999, leading the company at the time of the successful IPO control acquisition process by Vivendi in 2009.

Academic background: Bachelor’s degree in Economics and Accounting from Tel-Aviv University, Israel.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Tatiana Grecco – 167.629.258-63

Itaú Unibanco Holding S.A.: Officer since June 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2017; Superintendent of Investment Funds since June 2014, in the Itaú Asset Management area – Superintendence of Portfolio Solutions, responsible for the portfolio solutions management desk of Itaú Asset Management, which comprises the system, structured and smart beta funds, as well as funds and portfolios exclusive for Itaú clients of the Private, Corporate and Institutional segments; Superintendent of Investment Funds since January 2009, in the Itaú Asset Management area – Superintendence of Indexed Funds, responsible for the indexed funds management desk of Itaú Asset Management, which comprises both fixed income and variable income funds – funds and ETFs based on domestic and international indexes; Superintendence of Technical Reserves and Senior Portfolios Manager from October 2001 to December 2008, in the Itaú Asset Management area – Superintendence of Technical Reserves, responsible for the technical reserve management desk of insurance, capitalization companies and public and private pension plan entities of the Itaú Conglomerate.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Civil Constuction Technology from UNESP - Universidade Estadual Paulista Julio de Mesquita Filho in 1995; Post-graduation degree in Business Administration from Universidade Ibirapuera in 1997; Finance Executive MBA from IBMEC Business School – SP in 2001; and Master’s degree in Business Administration from Fundação Getulio Vargas - SP in 2012.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: NO.

Matias Granata - 228.724.568-56

Itaú Unibanco Holding S.A.: Officer since July 2014.

Main activity of the company: Holding company.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Itaú Unibanco S.A.: Officer since July 2014; Superintendent of Market Risk from October 2010 to April 2014; Superintendent of Operational Risk from March 2009 to October 2010; Senior Treasury Trader – Proprietary Desk São Paulo from August 2007 to March 2009; Senior Treasury Trader – Proprietary Desk London from August 2004 to August 2007; Treasury Trader – Proprietary Desk, São Paulo from April 2003 to August 2004; Senior Economic Research Economist from May 2002 to April 2003. Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Master of Arts – International Economic Policy. University of Warwick, UK. British Chevening Scholarship (2000-2001); Master’s degree in Economics from Universidad Torcuato Di Tella (UTDT), Argentina. (1998-2000), and Graduation Course in Economics at the Universidad de Buenos Aires (UBA), Argentina (1992-1997).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Adriano Cabral Volpini - 162.572.558-21

Itaú Unibanco Holding S.A.: Officer since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Corporate Security Officer since April 2012; he previously acted as Superintendent of Prevention of Unlawful Acts from August 2005 to March 2012; Manager of Prevention of Unlawful Acts from January 2004 to July 2005; Inspection Manager from June 2003 to December 2003; Inspector from January 1998 to March 2003; Auditor from May 1996 to December 1997; Branch Operation Department from March 1991 to April 1996. He also holds a management position in many companies of the Itaú Unibanco Conglomerate.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since April 2016.

Main activity of the company: Multiple-service banking, with investment portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Executive Officer from June 2012 to January 2014; and Officer since January 2014.

Main activity of the company: Lease operations.

Academic background: Bachelor’s degree in Communication from Fundação Armando Álvares Penteado – FAAP in 1995; postgraduate degree in Accounting and Financial Administration from Fundação Armando Álvares Penteado – FAAP from 1998 to 2000; MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC) from 2000 to 2002.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; member of the Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the Coordination and Supervision of M&A (Mergers and Acquisitions) Legal Matters, Domestic Corporate Legal Matters and Corporate Governance, Corporate Paralegal Matters, Legal Matters – Contracts, Equity, Marketing, and Third Sector, and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and assessment of the main legal matters regarding these units).

Main activities of the company: Multiple-service banking, with commercial portfolio.

Tozzini Freire Advogados: He acted in the areas of Corporate Law and Contracts Law from August 1998 to February 2005. Main activity of the company: Legal services.

Academic background: Bachelor’s degree in Law from Law School of the Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica of São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Virgilio Vita Neto - 223.403.628-30

Itaú Unibanco Holding S.A.: Officer since April 2015.

Main activity of the company: Holding company

Itaú Unibanco S.A.: Officer since October 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio

União de Bancos Brasileiros S.A. He joined the bank in February 2000, working as a lawyer until June 2003, being responsible for the wholesale bank’s legal consulting area, particularly structured operations and real estate loans. From June 2003 to June 2008, he acted as Legal Manager, being responsible for the wholesale bank’s legal area, particularly structured operations, real estate loans, foreign exchange, derivatives and Project financing to 2005; retail legal consulting and administrative and investigative proceedings, including a consumer protection body. From June 2008 to October 2009, he acted as Legal Superintendent, responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and class actions. In the Itaú Unibanco’s structure, he acted as Legal Superintendent in the period from December 2009 to March 2011, being responsible for Retail Legal Consulting, litigation for major cases and class actions, management of appeals in higher courts, administrative and investigative proceedings, tax administrative proceedings and criminal prosecution.

Main activity of the company: Multiple-service bank with commercial portfolio

Academic background: Bachelor’s degree in Law from the Universidade de São Paulo in 2000; Master’s degree in Civil Law – Contracts from Universidad de Salamanca – Spain, in 2006, and PhD in Civil Law – Contracts from Universidade de São Paulo in 2007.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Paulo Sergio Miron - 076.444.278-30

Itaú Unibanco Holding S.A.: Executive Officer since July 2015.

Main activity of the company: Holding company.

Held positions in governance bodies: a member of the Audit Committee of Porto Seguro; a member of the Fiscal Council of Fundação Maria Cecilia Souto Vidigal; and an Executive Officer of Instituto Unibanco.

PricewaterhouseCoopers – São Paulo/SP: Partner from 1996 to 2015, and he was the leading partner in the audit of large Brazilian financial conglomerates, such as Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013).

PricewaterhouseCoopers – Brasília/DF: Partner from 2001 to 2008, and in the period from 2004 to 2008, he was also the leading partner of the government services area of PwC Brasil, and from 1997 to 2008, he was the leading partner of the banking area of PwC Brasil.

He was the coordinator of the financial institution training area of PwC Brasil for over 10 years and university professor for a few years in courses related to the financial market.

Member of the Brazilian Institute of Accountants and speaker in a number of seminars related to financial instruments and auditing.

Academic background: Bachelor’s degrees in Accounting from Universidade São Judas Tadeu – São Paulo and in Economics from Universidade Mackenzie – São Paulo.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015. Has 20 years’ worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters - Litigation, Legal Matters – Retail, Legal Matters – Wholesale, and Institutional and International Legal Matters, and is also in charge of the Ombudsman’s Office since 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to April 2009. She joined Unibanco in 1997, acting at Unibanco’s Legal Advisory department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others.

Main activity of the company: Multiple-service banking, with commercial portfolio.

International Women’s Forum (IWF): Member.

W.I.L.L. – Women in Leadership in Latin America (an organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America): Member.

Other experiences:

Project Finance and Securities areas of Debevoise & Plimpton in New York.

Women Up – Building a Global Leadership Community promoted by McKinsey & Company, Inc.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), and Fundamentals of Business Law from the New York University (NYU).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Márcio de Andrade Schettini - 662.031.207-15

Itaú Unibanco Holding S.A.: Director-General since July 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from November 2008 to March 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Vice-President from April 2004 to April 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Engineering and Master’s degree in Business Administration from Pontifícia Universidade Católica of Rio de Janeiro, where he specialized in mathematical models. Master’s degree from University of London. He also attended the (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 and Director-General from July 2015 to April 2017. Member of the Personnel Committee and the Appointments and Corporate Governance Committee since May 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento (Brazilian Association of Credit, Financing and Investment Institutions): Vice-President since April 2004.

Academic background: Bachelor’s degree in Economics from FAAP - Fundação Armando Álvares Penteado-SP (1978), Financial Executive Advanced Course from Fundação Getúlio Vargas - FGV in 1982 and Capital Markets course at New York University in 1984.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Emerson Macedo Bortoloto - 186.130.758-60

Itaú Unibanco Holding S.A.: Officer since November 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: he joined Itaú Unibanco S.A. in July 2003, assuming positions in the Internal Audit Department. Since 2008, he is responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. He was also responsible for audits in the processes of information technology and retail credit analysis and granting.

Academic background: Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriçá and postgraduate degree in Audit and Consulting in Information Security from FASP – Faculdades Associadas de São Paulo. In 2004, he obtained the CISA certification issued by ISACA. MBA in Internal Auditing from Fundação Instituto de Pesquisas Contábeis, Atuárias e Financeiras (FIPECAFI).

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Hiroyuki Miyaki - 159.822.728-92

Itaú Unibanco Holding S.A.: Officer since August 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since April 2017; Officer from May 2010 to August 2011.

Acted as a Manager of the Money Laundering and Frauds Prevention program of Itaú Unibanco from 1996 to 2003. He was the manager responsible for the Internal Audit Department of the Asset Management and Treasury areas from 2003 to 2004 and worked in the coverage of risks of Capital Markets, Insurance, Pension Plans and Securities areas as an Internal Audit Superintendent from 2005 to 2010. He was responsible for the internal audit activities of the wholesale banking, wealth management and international units from May 2010 to February 2017, when he started to coordinate the Operational Risk Control and Internal Controls departments of Itaú Unibanco Holding Financeira up to this date.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since April 2017.

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degree in Civil Engineering from Universidade de São Paulo in 1994, with specialization in Sanitation from the Federal University of Gundai, Japan, completed in 1996, and specialization in Business Administration from CEAG at Fundação Getúlio Vargas, completed in July 1998. In May 2003, he obtained a MBA in Finance and International Business from Leonard Stern School of Business – New York University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fernando Barçante Tostes Malta - 992.648.037-34

Itaú Unibanco Holding S.A.: Executive Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015, working for the Executive Boards of Office of Internal Controls and Compliance from March 2016 up to this date; and of the Cards Operations, Rede (Redecard), Mortgage Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services of Itaú Unibanco from February 2015 to February 2016. Was also an Officer in Customer Service, Operations and Card Services, Mortgage Loans, Vehicle Financing, Consortia, Insurance and Capitalization Operations from March 2013 to January 2015; a Customer Service, Operations and Services Officer of Consumer Credit (Cards and Financing Companies) from

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

May 2011 to February 2013; Customer Service Officer of the Consumer Credit department (Cards and Financing Companies) from February 2009 to April 2011; and a Channel and CRM Officer (Unibanco, prior to the merger) from December 2004 to January 2009). He started this journey in 1988, working in many different positions.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: from 1995 to 2008. Management in the areas of Channels, Branches, Institutional Portfolio and participation in a number of projects/ initiatives. Main activity of the company: Multiple-service banking, with commercial portfolio.

Also acted as Alternate Board Member in Tecnologia Bancária S.A., and as a Deputy Board Member in Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento; and as an Alternate

Board member in Financeira Itaú CBD Crédito, Financiamento e Investimento, and in Banco Carrefour S.A.

Academic background: Bachelor’s degree in Information Technology from PUC Rio de Janeiro, MBA from Fundação Dom Cabral in 1988, and extension course in Strategy from Kellogg School of Management (FDC) in 2003; extension course in Banking Management from the Swiss Finance Institute in 2011; a College Professor in Information Technology from PUC Rio de Janeiro.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

André Sapoznik - 165.085.128-62

Itaú Unibanco Holding S.A.: Managing Vice-President since December 2016 Main activity of the company: Holding company.

Itaú Unibanco S.A: Vice President since December 2016; Executive Officer from December 2011 to December 2016; Officer from April 2009 to December 2011. He joined Unibanco in 1998. Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Production Engineering from the Polytechnic School of the Universidade de São Paulo and MBA from Stanford University Graduate School of Business.

Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii - any conviction in an administrative proceeding of the CVM and the penalties applied; iii - any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: NO.

Atilio Luiz Magila Albiero Junior - 213.021.358-80

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since June 2015.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Financial Planning Superintendent from March 2011 to May 2014, mainly involved in budgeting, closing of monthly results, generation of P&L in several levels, Retail Planning Superintendent from May 2008 to February 2011, mainly involved in budgeting, capacity models, AGIR of the operational and projects area, Company Products Superintendent from January 2007 to April 2008, responsible for the Companies and Cash Management electronic channels; Company Products manager from May 2002 to December 2006; Company Products Analyst from January 2000 to April 2002; Intern from September 1999 to December 1999. Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Officer since April 2017.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Academic background: Bachelor’s degree from Electronic Engineering from Instituto Tecnológico de Aeronáutica (ITA) from 1995 to 1999; Lato sensu post-graduation degree in Business Administration from Fundação Getúlio Vargas – EAESP from 2000 to 2002; MBA majoring in Finance from Massachusetts Institute of Technology (MIT) from 2004 to 2006.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Gilberto Frussa - 127.235.568-32

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since June 2017.

Main activity of the company: Lease operations.

Banco Itaú BBA S.A.: Officer since June 2017; Officer from June 2006 to February 2016. Lawyer from April 1995 to June 2006.

Main activity of the company: Multiple-service banking, with investment portfolio.

Itaú Unibanco S.A.: Officer since April 2014; Currently Corporate Compliance Officer since March 2017. Mr. Frussa acted as the Legal Officer of Retail Products and Business from April 2016 to March 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Carvalho Pinto, Monteiro De Barros, Frussa & Bohlsen – Advogados: Partner of the law firm, responsible for the banking law area from October 1993 to April 1995.

Banco BBA-Creditanstalt S.A.: Lawyer, from October 1989 to October 1993.

Main activity of the company: Multiple-service banking, with investment portfolio.

Pinheiro Neto – Advogados: Law trainee and legal assistant in the Contracts and Intellectual Property areas from September 1986 to May 1989.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Other experiences:

Brazilian Financial and Capital Markets Association (ANBIMA): Chairman of the Legal Matters Committee from 2012 to 2015.

Appeals Council for the National Financial System (CRSFN): Effective member from 2000 to 2003 as a representative of the ANBID (National Association of Investment Banks), and as a representative from ANBIMA from 2011 to 2013.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1989.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Sergio Mychkis Goldstein - 282.310.718-57

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since December 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since December 2015;

Responsible for the Whosale Legal Department and Tax Advisory, acting in the following legal business lines/areas:

(i)	Investment Banking: coordinating the performance of services to fixed income, variable income, M&A and structured operations;
(ii)	Treasury: coordinating the performance of services to treasury operations, mainly funding from retail, private, and investors segments;
(iii)	Wealth Management Services: coordinating the performance of the service to asset management operations of the Itaú Group, of the Private Banking, and custody, management and own and third parties’ fund management activities;
(iv)	Mandatory funds and onlending: coordinating the performance of services to corporate banking demands for mandatory fund operations (rural and real estate) and onlending of funds from BNDES and other external lines funded;
(v)	Debt restructuring: coordinating the performance of the service to debt restructuring demands in corporate and middle-market segments, basically acting in restructuring of contracts – out of court;
(vi)	Cross border loans/F/X: coordinating the performance of services to demands for granting foreign and cross border loans;
(vii)	High volumes: coordinating the performance of services to demands for lending banking products, such as working capital, sales, purchase, assignment, and discount operations.
(viii)	Tax advisory and litigation

Main activity of the company: Multiple-service banking, with investment portfolio.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Academic background: Bachelor’s degree in Law from Pontifícia Universidade Católica (PUC) of São Paulo (SP) in 2000 and Master’s degree in Banking and Finance from the Boston University School of Law, Boston (MA) in 2004.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Mazzilli de Vassimon - 033.540.748-09

Itaú Unibanco Holding S.A.: General Director since December 2016; Vice-President from April 2015 to December 2016; Executive Officer from March 2013 to April 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Director since December 2016, Managing Vice-President from March 2013 to December 2016. Exchange General Manager from 1980 to 1990.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: CEO since December 2016; Member of the Board of Directors from November 2004 to April 2015, and Vice-Chairman from November 2004 to December 2008, in charge of the following departments: international, financial institutions, products, customer service and treasury.

Main activity of the company: Multiple-service banking, with investment portfolio.

Banco Itaú BMG Consignado S.A.: Member of the Board of Directors from May 2013 to December 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since February 2013 to April 2017.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors from April 2015 to June 2017.

Main activity of the company: Lease operations

Banco BBA-Creditanstalt S.A.: Deputy Foreign Exchange Officer from 1990 to 1991; International Department Officer from 1992 to 2003.

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degrees in Economics from School of Economics of USP in 1980; in Business Administration from Fundação Getúlio Vargas in 1980; Post-graduation degree from EAESP/FGV in 1982. École dês Hautes Études Commerciales – France in 1982.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2015 (independent director); a member of the Personnel Committee, Appointments and Corporate Governance Committee, and Strategy Committee since April 2015. Chairman of the Related Parties Committee since May 2017.

Main activity of the company: Holding company.

Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director).

Main activity of the company: Wholesale business of cosmetics and beauty products.

Cia.Hering: Member of the Board of Directors since May 2017 (independent director).

Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Real S.A.: Chief Executive Officer from 1998 to 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper - Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board member since 2011.

Instituto Empreender Endeavor: Board member since 2008.

Almar Participações S.A.: Board member since 2013.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from School of Economics of Fundação Getúlio Vargas of São Paulo, and Master’s degree in Business Administration from Institute for Management Development, of Lausanne.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2006 (independent director); President of the Audit Committee since June 2017; President of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee since July 2008; member of the Related Parties Committee since April 2013; and member of the Compensation Committee since June 2016; member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.

Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003.

Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998.

Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997 Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992.

Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979. PhD in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

José Galló - 032.767.670-15

Itaú Unibanco Holding S.A.: member of the Board of Directors since April 2016 (independent director) and member of Personnel Committee since June 2016.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Main activity of the company: Holding company.

Lojas Renner S.A.: member of the Board of Directors since 1998, acting as the Chairman of that Board from 1999 to 2005; Chief Executive Officer from March 1999; Superintendent Director from September 1991 to March 1999.

Main activity of the company: Chain of apparel department stores

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017.

Main activity of the company: Credit, financing and financial investment services

Instituto Lojas Renner: member of the Board of Directors since June 2008.

Main activity of the company: Association activities.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: member of the Board of Directors since April 2007 to May 2016.

Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: member of the Board of Directors since October 2010.

Main activity of the company: Car rental and fleet management.

IDV - Instituto para Desenvolvimento do Varejo: member of the Board of Directors since July 2004.

Main activity of the company: Other professional association activities.

Câmara de Dirigentes Lojistas (Retail Managers Chamber) of Porto Alegre: Vice-Chairman since June 2004.

Main activity of the company: Organization of trade and business association activities.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Academic background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: member of the Board of Directors since February 2009 (independent director); member of the Capital and Risk Management Committee since August 2009, being President since July 2012; member of the Compensation Committee since February 2011, and member of the Related Parties Committee since April 2013. Main activity of the company: Holding company.

Cambuhy Investimentos Ltda.: Partner since 2011.

Main activity of the company: Portfolio management and fund management services.

Ventor Investimentos Ltda.: Partner since 2009.

Main activity of the company: Portfolio management and fund management by contract or commission services.

Unibanco – União de Banco Brasileiros S.A.: member of the Board of Directors from July 2003 to December 2008.

Main activity of the company: Multiple-service bank with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991.

Main activity of the company: Development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple-service bank with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003. Main activity of the company: Holding company.

Academic background: Bachelor’s and master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since April 2017; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Chairman of the Appointments and Corporate Governance Committee, and of the Personnel Committee since August 2009 and of the Compensation Committee from February 2011 to May 2017; Member of the Strategy Committee since 2009, acting as President from August 2009 to 2016; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2010 to April 2012.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice-Chairman of the Board of Directors from July 1990 to December 2008; Chairman from September 2004 to November 2008; Vice-Chairman from November 2008 to October 2009.

Main activity of the company: Multiple-service bank with commercial portfolio.

Unibanco Holdings S.A.: Vice-chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008.

Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009.

Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008.

Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: CEO since June 2015; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012.

Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-chairman of the Board of Directors from November 2009 to March 2012.

Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Main activity of the company: Communication and Technology.

FEBRABAN: Chairman of the Board of Directors since March 2017.

Academic background: Bachelor’s degrees, magna cum laude in Economics and History from the University of California, Los Angeles, and he attended the International Relations program at Yale University and the Owner/President Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: : Member of the Board of Directors since June 2008 (Executive Director); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: member of the Board of Directors since June 2007 (non-executive director); Managing Vice-President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; member of the Appointments and Corporate Governance Committee since August 2009; member of the Capital and Risk Management Committee from April 2015 to May 2017; member of the Personnel Committee since April 2015 and of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itaú Unibanco S.A.: Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: .: Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and member of Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Associação Nacional dos Bancos de Investimentos – ANBID (National Association of Investment Banks): Vice-President from 1994 to August 2003 and President from August 2003 to August 2008;

Associação da Distribuidora de Valores – ADEVAL (Association of Broker-Dealers): member of the Advisory Board since 1993;

Associação Brasileira das Companhias Abertas – ABRASCA (Brazilian Association of Listed Capital Companies): member of the Management Board since 1999;

Instituto Brasileiro de Relações com Investidores – IBRI (Brazilian Institute of Investors Relations): member of the Board of Directors from 1999 to 2009 and Chairman of President of the Superior Guidance, Nomination and Ethics Committee since 2009;

São Paulo Museum of Modern Art – MAM: Financial Officer since 1992.

Academic background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France).

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Candido Botelho Bracher - 039.690.188-38

Itaú Unibanco Holding S.A.: Chief Executive Officer since June 2017; Director-General of the Wholesale Banking from July 2015 to May 2017; Vice-President from August 2005 to June 2015; member of the Board of Directors from February 2009 to April 2017 (executive director); member of the Personnel Committee from August 2009 to April 2015, member of the Capital and Risk Management Committee from June 2008 to April 2017, and member of the Strategy Committee from April 2015 to Abril 2017.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from March 2013 to April 2015; Chief Executive Officer from August 2005 to February 2015; Vice-President from February 2003 to August 2005.

Main activity of the company: Multiple-service banking, with investment portfolio.

BM&F Bovespa S.A.: member of the Board of Directors from April 2009 to June 2014.

Main activity of the company: Commodities and futures exchange.

Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate member of the Board of Directors from September 1999 to June 2005; member of the Board of Directors from June 2005 to March 2013.

Main activity of the company: Retail business.

Banco Itaú BBA Creditanstalt S.A.: Officer and partner (1988 to 2003)

Main activity of the company: Multiple service banking, with investment portfolio.

Academic background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getúlio Vargas in 1980.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice-Chairman of the Board of Directors (executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; member of the Appointments and Compensation Committee from May 2006 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Royal Dutch Shell (Holanda): Member of the Board of Directors and of the Audit Committee Conselho de Administração e do Comitê de Auditoria desde outubro de 2017.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; Director-General from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001;

President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) from October 2008 to March 2017;

Member of the Board of the International Monetary Conference since 1994;

Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002;

Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000;

Member of the China Development Forum since 2010; Co-Chair of the WEF 2015 (World Economic Forum) since 2015.

Member of Economic and Social Development Council of the Presidency of the Republic (CDES), since November 2016.

Academic background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alkimar Ribeiro Moura - 031.077.288-53

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016, Chairman of the Fiscal Council from August 2016 to June 2017; Member of the Audit Committee from May 2010 to July 2015.

Main activity of the company: Holding company.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Escola de Administração de Empresas de São Paulo (Business Administration School) of the Fundação Getúlio Vargas – São Paulo: Retired Economics Professor. Main activity of the company: Educational institution.

Cetip S.A. Mercados Organizados: (the organized over-the-counter market in assets and derivatives):Independent member of the Board of Directors from May 2012 to March 2017, and coordinating member of the Audit Committee from November 2013 to March 2017. Main activity of the company: Management of organized over-the-counter markets.

BM&F Bovespa S.A.: Market Supervision: Independent member of the Supervision Board from October 2007 to September 2010.

Main activity of the company: Regulatory body.

Banco do Brasil S.A.: Chairman of the Investment Banking from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003. Main activity of the company: Multiple-service banking.

Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Officer from February 1994 to February 1996; Public Debt and Open Market Transactions Officer from January 1987 to January 1988.

Main activity of the company: Federal government agency.

Banco Pirelli-Fintec: Officer from March 1988 to March 1993.

Main activity of the company: Multiple-service banking.

Academic background: Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963. Master of Arts from University of California, Berkeley, in 1966, PhD in Applied Economics from Stanford University, California in 1978.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Azevedo do Valle - 598.809.967-04

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since April 2016.

Main activity of the company: Holding company.

Praxair Distribution, Inc: Vice President from January 1999 to August 2003.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada.

Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014.

Main activity of the company: Port and logistics support to oil exploration and production.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high-pressure cylinders in Brazil and South America.

Portuária – Porto do Forno RJ: member of the Board of Directors from February 2008 to March 2010. Main activity of the company: Port and maritime support activities.

Abitam – Associação Bras. Ind. de Tubos de Aços Metálicos: Officer from May 2010 to December 2012. Main activity of the company: Trade association of Brazilian manufacturers of steel pipes.

Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012.

Main activity of the company: Production of steel pipes for the oil and gas industry.

Brasco Logística Offshore: Executive Officer from January 2007 to March 2010.

Main activity of the company: Port and logistics support to oil exploration and production.

Academic background: Bachelor’s degree in Business Administration from UERJ in 1980; Bachelor’s degree in Electric Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000, and postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Instituto Brasileiro de Petróleo - IBP in 2010.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Roberto de Albuquerque Sá - 212.107.217-91

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016; Alternate member of the Fiscal Council from April 2015 to April 2016.

Main activity of the company: Holding company.

Marfrig S.A.: Effective member of the Fiscal Council from 2016 to 2017; alternate member of the Fiscal Council from March 2011 to October 2012.

Main activity of the company: Corporate management advisory services, except specific technical advisory services.

Lojas Marisa S.A.: Coordinator of the Audit Committee since 2012.

Main activity of the company: Retail business of apparel and accessories items.

Moinhos Paulista S.A.: Coordinator of the Audit Committee since 2016.

Main activity of the company: Wheat milling and production of by-products.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Castrol do Brasil Ltda.: Financial Officer from March 1991 to December 1994.

Main activity of the company: Production of basic petrochemical products.

Schlumberger Serviços de Petróleo Ltda.: Controller from March 1986 to December 1988.

Main activity of the company: Supporting activities for oil and natural gas extraction.

Det Norske Veritas: Financial Manager from March 1979 to December 1981.

Main activity of the company: Engineering services.

KPMG Auditores Independentes: Officer from March 2003 to December 2010.

Main activity of the company: Accounting and tax audit and consulting services.

Net Serviços de Comunicação S.A.: Risk Officer from March 1999 to December 2002.

Main activity of the company: Pay TV operators.

Sobremetal: Administrative and Financial Officer from March 1995 to December 1998.

Main activity of the company: Steel and iron industry.

Academic background: Bachelor’s degree in Economics from Candido Mendes, in 1973. Bachelor’s degree in Accounting from Moraes Júnior, in 1981, post-graduation degree in Finance from PUC/RJ, in 1995.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Costa - 476.511.728-68

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since July 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Fiscal Council since April 2009. Main activity of the company: Holding company.

FEBRABAN Brazilian Federation of Bank Associations, FENABAN Brazilian Federation of Banks, IBCB Brazilian Institute of Banking Science and State of São Paulo Bank Association: Effective member of the Fiscal Council from April 1997 to August 2008.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with extension course in Business Administration from FEA/USP. He attended the Management Program for Executives – University of Pittsburgh.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Caruso Cruz Henriques - 372.202.688-15

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since August 2011, and he became an effective member on May 3, 2016, acting as its Chairman since June 2017

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003.

Main activity of the company: Lease company.

Banco Itauleasing S.A.: member of the Board of Directors from December 1994 to September 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaucard S.A.: Officer from March 2000 to April 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.

Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Managing Officer from July to October 2000.

Main activity of the company: Investment banking.

Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.

Main activity of the company: Retail trading specialized in IT equipment and supplies.

Corhen Serviços Ltda.: Executive President since 2003.

Main activity of the company: Combined office and administrative support services.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo (SP) in 1971; post-graduation degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Andre Balestrin Cestare - 213.634.648-25

Itaú Unibanco Holding S.A.: Officer since November 2017.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Officer since August 2017.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itaú Unibanco S.A.: Officer since August 2017.

-  Finance Superintendent from April 2016 to July 2017, responsible for the financial planning of the Retail Banking, the analysis and disclosure of results and changes from budget; budgeting and monitoring the performance of products under Retail management.

-  Finance Superintendent from June 2015 to April 2016, responsible for the Accounting Management of Loan Operations; and contact to regulatory bodies, including sending regulatory information on loan portfolio, and calculating and controlling the allowance for loan losses.

-  Finance Superintendent from June 2014 to June 2015, responsible for preparing, analyzing and disclosing the managerial budget, calculating managerial result by product, sales channel and operation, and costing model calculation.

-  Finance Superintendent from June 2012 to June 2014, responsible for preparing, analyzing and disclosing the managerial budget.

-  Finance Superintendent from June 2010 to June 2012, responsible for calculating the Treasury managerial result, providing support to management of structural and proprietary positions, and support to Treasury result budget.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic Background: Bachelor’s degree in Mechanical Engineering from Polytechnic School of the Universidade de São Paulo in 2000; CEAG – Postgraduate degree in Business Administration from Fundação Getulio Vargas in 2002; Professional Master’s degree in Finance and Economics from Fundação Getulio Vargas in 2007; and Executive Qualification Program from Fundação Dom Cabral in 2016.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Renato Barbosa do Nascimento - 161.373.518-90

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Itaú Unibanco Holding S.A.: Officer since November 2017.

Main activity of the company: Holding company.

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit partner from July 2014 to July 2017, Mr. Nascimento took part in a three-year professional exchange program and worked at PricewaterhouseCoopers in Mexico City, in Mexico, as audit officer to lead external audits in subsidiaries of international entities of the financial industry in Mexico.

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit partner from July 2009 to July 2014, and his main responsibility was to lead external audits in entities of the financial industry in São Paulo. In this period, Mr. Nascimento was also responsible for following up external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in favor of subsidiaries of Brazilian financial institutions in these countries.

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager of the financial industry from March 2008 to July 2009, and his main responsibility was to manage teams in charge of carrying out audits of entities of the financial industry, regulated by the Central Bank of Brazil.

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager of the financial industry from February 2006 to March 2008, Mr. Nascimento took part in a two-year professional exchange program and worked at PricewaterhouseCoopers in London, United Kingdom, as audit senior manager, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB).

Academic Background: Bachelor’s degree in Accounting from Universidade Paulista, in 1998; Bachelor’s degree in Business Administration from Universidade Paulista, in 1999; MBA in Business Administration from Fundação Getulio Vargas de São Paulo in 2003.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Tom Gouvêa Gerth - 256.166.718-94

Itaú Unibanco Holding S.A.: Officer since November 2017.

Main activity of the company: Holding company.

PayPal do Brasil Serviços de Pagamentos Ltda.: Officer of the Controller’s Department for Latin America from June 2015 to June 2017 and member of the Executive Committee for Latin America.

Metropolitan Life Seguros e Previdência S.A. (MetLife): Controller from August 2013 to May 2015, responsible for financial reports, treasury, internal controls and taxes.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

PricewaterhouseCoopers: Senior Manager, Mr. Gerth started his career in April 1998 and remained until July 2013. He worked in the Capital Markets & Accounting Advisory Services area focused on advising clients on issues involving US GAAP, IFRS and requirements from the Securities and Exchange Commission – SEC. He worked in the New York office from 2007 to 2009.

Academic Background: Bachelor’s degree in Accounting from Fundação Escola de Comércio Álvares Penteado (FECAP) in 2000, and in Business Administration from Universidade Mackenzie in 1997. International Executive MBA from Fundação Instituto de Administração – FIA completed in 2011, and continuing education courses from Fundação Dom Cabral and The University of Chicago Booth School of Business.

Mr. Gerth is a US Certified Public Accountant – CPA and member of the American Institute of Certified Public Accountants – AICPA.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.13 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEMS 12.5/6 AND 12.7/8

A - TOTAL MEETINGS HELD BY BODY:

Body	Number
Board of Directors	11
Fiscal Council	3
Audit Committee	191
Disclosure and Trading Committee	4
Strategy Committee	3
Capital and Risk Management Committee	4
Nomination and Corporate Governance Committee	6
Related Parties Committee	7
Personnel Committee	3
Compensation Committee	2

B - CONSECUTIVE TERMS OF OFFICE:

For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee and Executive Board, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than 1 year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; 2) For members Carlos Roberto de Albuquerque Sá and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered.

For the number of consecutive terms of office of members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008, (b) inclusion of current terms of office.

C – MEETING ATTENDANCE PERCENTAGE:

For calculation of the meeting attendance percentage: a) of the members of the Board of Directors, Fiscal Council, Audit Committee and others Committees, the meetings held since the investiture date of the members until February 6, 2017 were considered, that is, the numbers included in the table above; b) there is no calculation of the meeting attendance percentage for the members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled.

For calculation of the meeting attendance percentage of the members of the Disclosure and Trading Committee, the meetings held in the period from April 19, 2016 to January 24, 2017 were considered.

D – INDEPENDENCE CRITERION FOR MEMBERS OF THE AUDIT COMMITTEE:

All members of the Audit Committee are considered independent, in compliance with the applicable regulation and pursuant to the conditions set forth in the Audit Committee Regulation, and they cannot be, or have been, in the last twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) head technician, officer, manager, supervisor or any other member holding a management position in the team involved in the external audit work of Itaú Unibanco or its affiliates; (iv) a member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) a parent company of Itaú Unibanco or its affiliates ; or (vi) an individual holding a direct or indirect ownership interest exceeding ten per cent of voting capital of Itaú Unibanco or its affiliates.

E – ADDITIONAL INFORMATION

1.       We present below the hierarchy flowchart of said Bodies:

12.13 – – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.9

12.9. The existence of marital relationship, stable union or kinship extended to relatives up to second degree

a) Issuer’s management members;

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries;

c) (i) Issuer’s management members or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies;

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies

a) Issuer’s management members: Alfredo Egydio Setubal (member of the Board of Directors) is the brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors).

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries:

Not applicable.

c) (i) Management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies:

•  Pedro Moreira Salles (Co-chairman of the Board of Directors) together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles, and Walther Moreira Salles Júnior, is in the Issuer’s controlling group;

•  The brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with their siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto, and Ricardo Egydio Setubal, are in the Issuer’s controlling group;

•  Ricardo Villela Marino (member of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the Issuer’s controlling group.

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies:

•  Pedro Moreira Salles (Co-chairman of the Board of Directors) together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles, and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Cia. E. Johnston de Participações;

•  João Moreira Salles (member of the Board of Directors) together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

•  The brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors) together with brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Companhia Esa;

•  The brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors) together with their brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of parent company Itaúsa – Investimentos Itaú S.A.;

•  Ricardo Villela Marino (member of the Board of Directors) together with his brother Rodolfo Villela Marino, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., Itaúsa – Investimentos Itaú S.A., and Companhia Esa.

12.13 – OTHER RELEVANT INFORMATION - ADDITIONAL INFORMATION OF ITEM 12.10

12.10.  Inform on subordination, services provision or control relationships maintained for the last three years, between the Issuer’s management members:

a) Issuer’s direct or indirect subsidiary, except for those in which the issuer holds, either directly or indirectly, total capital;

b) Issuer’s direct or indirect parent group;

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people.

a)	Issuer’s direct or indirect subsidiary, except for those in which the issuer holds, either directly or indirectly, total capital:

Management member Ricardo Villela Marino holds a management position in subsidiaries.

b)	Issuer’s direct or indirect parent group:

Management members Alfredo Egydio Setubal, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco.

c)	If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people:

Not applicable.

12.13.	OTHER RELEVANT INFORMATION OF ITEM 12.13

a) Regarding the meetings held in the three (3) past years, we inform:

Year	Type of Meeting	Date/Time	Quorum
2016	Annual and Extraordinary	04.27.2016 – 3:00 p.m.	more than 90% of common shares and more than 20% of preferred shares
2016	Annual	09.14.2016 – 3:00 p.m.	more than 90% of common shares
2015	Annual	04.29.2015 – 3:00 p.m.	more than 90% of common shares and more than 20% of preferred shares
2015	Extraordinary	04.29.2015 – 3:05 p.m.	more than 90% of common shares and more than 4% of preferred shares
2015	Extraordinary	04.29.2015 – 3:10 p.m.	more than 90% of common shares and more than 4% of preferred shares
2014	Extraordinary	04.23.2014 – 3:00 p.m.	more than 90% of common shares and more than 5% of preferred shares
2014	Extraordinary	04.23.2014 – 3:05 p.m.	more than 90% of common shares and more than 5% of preferred shares
2014	Annual	04.23.2014 – 3:10 p.m.	more than 90% of common shares and more than 20% of preferred shares
2014	Extraordinary	04.23.2014 – 3:15 p.m.	more than 90% of common shares and more than 5% of preferred shares

b) Training in 2016

Executive Board:

Training	Audience	Frequency	Total trained	Adherence	Proposal for 2017
Risk Culture	Up to Members of the Board of Directors	Specific dates	82	95%	Continues in 2017
Executive Seminars	Superintendents and Officers	Annual	61	62%	Continues in 2017
Executive Education for Officers Program	Officers	Annual	13	13%	Continues in 2017
Management Dialogues Workshop	Officers	Specific dates	88	89%	Completed in 2016

Audit Committee:

The Audit Committee has autonomy to establish and contract training activities.

The Audit Committee does not have a pre-established training program, contracting training when a specific need is identified for the body or its members. Additionally, the Committee makes benchmark, for the topics under its responsibility and that it considers significant, including abroad, with other organizations or with the best practices identified by consultants.

In 2015, a training on regulatory, financial and tax environment abroad was conducted, as well as another one on risk culture, with benchmark for operating aspects of the Audit Committee and activities of the Internal Audit with financial entities and consulting companies in the United States of America. Also in 2015, the Audit Committee developed a program to introduce the Committee to new members.

As part of the self-evaluation of the Audit Committee’s performance, in 2016 we identified the convenience of periodically identify those topics that will be subject to training in a two-year period. Accordingly, at the meeting held in September 2016, the Audit Committee identified specific themes for training or benchmark purposes.

In 2016, the Committee provided all its members with specific training on regulatory themes - Volcker Rule Legislation and new regulations of the CVM for financial statements of investment funds.

Over 2017 and up to the date of this Reference Form, training sessions were provided to all members of the Audit Committee on the IFRS 9 – Financial Instruments, and on international standards related to Money-Laundering Prevention and Financing of Terrorism.

In 2015 and 2016, some of the Committee’s individual members also took part in training activities on accounting, financial, capital markets and corporate governance themes.

c) Relationship among the Audit Committee, the Executive Board, and the Chairman of the Board of Directors

Based on the responsibilities established in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee establishes annually its meeting schedule, including with the Executive Board. This annual planning is permanently revised by the Audit Committee, which may change its meeting planning at any time.

Over 2015 and 2016, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit and Internal Controls, Compliance and Operating Risk, regarding the monitoring of outcomes of the works carried out by the areas, as well as to monitor operations of Itaú CorpBanca in Chile and its branches.

Also in 2015 and 2016, the Audit Committee held meetings with the following areas: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market Risk, Legal Ombudsman’s Office and with the Ombudsman, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the North hemisphere (United States of America and Caribbean, Europe, Asia and Middle East).

At least quarterly, the Audit Committee holds a joint meeting with the Chief Executive Officer of Itaú Unibanco Holding S.A. and with the Chairman of the Board of Itaú Unibanco Holding S.A., in which the Audit Committee presents its findings and recommendations and monitors the progress of the recommendations previously submitted.

Relationship among the Audit Committee, the Board of Directors and the Fiscal Council

The Audit Committed is linked to the Board of Directors of Itaú Unibanco Holding S.A. At least on a semiannual basis, the President of the Audit Committee submits to the Board of Directors the outcome of the work performed in the six-month period by the Audit Committee, as well as its recommendations, including on the financial statements, evaluation of the external auditor, internal auditor and the internal controls, compliance and operating risk area.

As from 2015, the Audit Committee reports to the Board of Directors the correspondence received from regulatory authorities in Brazil that requires analysis by the Board of Directors.

In 2016, the president of the Audit Committee submitted matters in four meetings (2015 – five meetings) of the Board of Directors. Additionally, since October 2016 the Audit Committee prepares on a monthly basis a summary of the most relevant topics discussed in the monthly meetings, which is provided electronically to the Board of Directors.

The Audit Committee meets annually with the members of the Fiscal Council of Itaú Unibanco Holding S.A., when the Audit Committee’s findings about the consolidated financial statements of Itaú Unibanco Holding S.A. for the year ended in December of each year are submitted there to.

Relationship between the Board of Directors and the Fiscal Council

The Fiscal Council takes part in all meetings of the Board of Directors in which the financial statements of the Issuer are examined (therefore, once a year).

Relationship between the Fiscal Council and the Executive Board

The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year).

d) In 2016, as part of Itaú Unibanco’s Integrity and Ethics Program, we developed the following training activities:

Training	Audience	Frequency	Adherence	Proposal for 2017

Ethics e-learning course	Up to executive officers	Every three years	14.1% (launched in December 2016)	Continues in 2017

Prevention of corruption e-learning course	Up to executive officers	Every three years	83.5%	Continues in 2017

Prevention of corruption in-person training course	Up to superintendents of the areas more sensitive to corruption risk	Every three years	88%	Continues in 2017 (with a new training cycle)

Ethics workshop	Managers and coordinators	Specific dates	93%	Continues in 2017 for new managers and coordinators

Executive seminars	Superintendents and officers	Every three years	80%	New cycle in 2017

Adherence to the Code of Ethics (#) (#) preceded by a quiz to evaluate the knowledge about the Code of Ethics	Up to Board of Directors	Annual	98%	Unified term that comprises codes and conducts and corporate integrity policies

e) In 2016, the Internal Ombudsman’s Office received 1,141 reports related to interpersonal conflicts and conflicts of interest in the work environment involving the organization’s employees.

In order to guide and discipline any employees who shows conducts contrary to the principles of the Company’s Code of Ethics and standards, and to minimize any related risks, the Company implemented guiding/disciplinary measures to those involved in the reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees.

f) Supporting Documentation for the Meetings of the Board of Directors:

The members of the Board of Directors receive, whenever possible at least five (5) days before the meeting, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and prepare for a productive cooperation in these debates.

g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c